Mail Stop 3561

April 15, 2010

Stuart A. Rose
Chief Executive Officer
Rex Stores Corporation
2875 Needmore Road
Dayton, OH 45414

> **Re:** **Rex Stores Corporation**
> **Form 10-K for Fiscal Year Ended January 31, 2009**
> **Filed April 16, 2009**
> **File No. 1-09097**

Dear Mr. Rose:

    We have completed our review of your Form 10-K and have no further comments at this time.

                                        Sincerely,

                                        H. Christopher Owings
                                        Assistant Director